[redacted]

AB 11/20

08033059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2007 (MM/DD/YY) AND ENDING 9/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burke, Lawson, Brewer & Burke, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

516 N Bethlehem Pike
(No. and Street)

Ambler (City) PA (State) 19002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
W. Dean Karrash 215-643-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.P. McAndrew & Company, P.C.
(Name – *if individual, state last, first, middle name*)

PO Box 4072 (Address) Philadelphia (City) PA (State) [illegible] (Zip Code)

PROCESSED
NOV 25 2008
THOMSON REUTERS

SEC Mail Processing Section
NOV 19 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William D. Karrash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burke, Lawton, Brewer & Burke, LLC, as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

11/11/08

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Clifford Haugen, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires March 5, 2012
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURKE, LAWTON, BREWER & BURKE, LLC
Financial Statement
September 30, 2008

JPM

J.P. McAndrew & Company, P.C.

Certified Public Accountants

November 11, 2008

To the Members
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Burke, Lawton, Brewer & Burke, LLC as of September 30, 2008, and the related statements of income and changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burke, Lawton, Brewer & Burke, LLC as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

J.P. McAndrew & Company, PC

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118 • Tel: 215-247-1804 • Fax: 215-247-1867

Burke, Lawton, Brewer & Burke, LLC
Statement of Financial Condition
September 30, 2008

Assets

Cash and cash equivalents	$888,536
Deposit with clearing organization	25,000
Receivable from clearing organization	34,632
Prepaid expenses and miscellaneous receivables	75,207
Marketable securities owned, at market value	38,130
Property and equipment, at cost, less accumulated depreciation $57,745	49,660
	$1,111,165

Liabilities and Members' Equity

Accounts payable, accrued expenses and other liabilities	$29,033
Subordinated borrowings	200,000
Total Liabilities	229,033
Members' Equity	882,132
	$1,111,165

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke, LLC
Statement of Income and Changes in Members' Equity
For the Year Ended September 30, 2008

Revenues	
Commissions	$693,304
Net dealer inventory and investment (loss)	(7,995)
Margin interest	24,535
Interest and dividends	209,145
Administration fees	1,048,766
	1,967,755
Expenses	
Employee compensation and benefits	1,071,816
Clearing charges	116,131
Communications	32,842
Occupancy and equipment	161,816
Taxes	13,848
Promotional costs	36,794
Data processing costs	36,807
Regulatory expenses	33,755
Other operating expenses	62,911
Interest expense	9,696
Depreciation	5,224
	1,581,640
Net Income	386,115
Members' equity, October 1, 2007	1,013,649
Members' distributions	(517,632)
Members' equity, September 30, 2008	$882,132

The accompanying notes are an integral part of these financial statements.

Burke Lawton, Brewer and Burke, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2008

Subordinated borrowings at October 1, 2007	$200,000
Increase / (decrease):	
(Redemption) of subordinated note	0
Issuance of subordinated note	0
Subordinated borrowings at September 30, 2008	$200,000

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer, & Burke, LLC
Statement of Cash Flows
For the Year Ended September 30, 2008

Cash flows from operating activities:	
Net income	$386,115
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	5,224
Decrease in receivables from clearing organization	20,969
Decrease in accrued commissions income receivable	355
(Increase) in prepaid and miscellaneous receivables	(56,143)
Increase in accounts payable, accrued expenses and other liabilities	16,539
Net cash provided by operating activities	373,059
Cash flows from investing activities:	
Purchase of property and equipment	(48,679)
Decrease in marketable securities owned	8,609
Net cash (used) in investing activities	(40,070)
Cash flows from financing activities:	
Related party payable	(50,000)
Members' distributions	(517,632)
Net cash (used) in financing activities	(567,632)
Net (decrease) in cash and cash equivalents	(234,643)
Cash and cash equivalents at beginning of year	1,123,179
Cash and cash equivalents at the end of year	$888,536
Supplemental cash flow information:	
Interest paid	$7,218

The accompanying notes are an integral part of these financial statements.

Burke, Lawton Brewer & Burke, LLC
Notes to Financial Statements
For the Year Ended September 30, 2008

Note 1. Significant Accounting Policies

Burke Lawton Brewer & Burke (the "Firm") is a limited liability company operating as a fully disclosed registered broker - dealer.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

For the purposes of the statement of cash flows, the Firm has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities transactions and related revenue and expenses are recorded on a trade date basis.

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (five to seven years). Depreciation expense for the period is $5,224.

Note 2. Deposit and Receivable from Clearing Organization

The Firm has on deposit $25,000 with its clearing organization to secure the clearing agreement. The Receivable from clearing organization includes amounts due for completed transactions.

Note 3. Securities Owned

Marketable securities owned consist of trading and investment securities at quoted market values as follows:

Money Market Funds	$1,262
Equity Security	36,868
Total	$38,130

Note 4. Subordinated Borrowings

The borrowings under subordination agreements at September 30, 2008 are listed as follows:

Subordinated Note, 4.85%, due July 31, 2010	$200,000

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Firms' continued compliance with minimum net capital requirements, they may not be repaid.

Note 5. Retirement Plan

Effective January 1, 2001, the Firm adopted a simplified employee pension plan (the "SEP"). The SEP covers all employees at least 21 years of age with a half year of service. The total expense for the year ended September 30, 2008, was $78,211.

Note 6. Related Party Transactions

The Firm leases its office from a member on a month to month basis. The total expense for the year ended September 30, 2008 was $120,000.

The Firm has an agreement with BLB&B Advisors, LLC (the "Advisor"), owned by a member, to share space, personnel and other general and administrative costs. Costs paid by the Firm attributable to the Advisor, are reimbursed by the Advisor and are included in the Statement of Income as of September 30, 2008.

As of September 30, 2008, there was a $55,766 receivable from the Advisor for additional administration fees. These funds were received on October 7, 2008.

Note 7. Income Tax

As an LLC operating as a partnership, the Firm is not a taxable entity for federal and state income tax purposes. Accordingly, the individual members report their respective shares of income or loss on their personal tax returns.

Note 8. Net Capital Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2008, the Firm had net capital of $951,578, which was $701,578 in excess of its required net capital of $250,000. The Firm's net capital ratio was .03051 to 1.

Note 9. Rule 15c3-3 Requirements

The operation of Burke Lawton Brewer & Burke, LLC does not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Firm is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii) of such Rule.

Note 10. Fair Values of Financial Instruments

Financial instruments on the balance sheet as of September 30, 2008, comprised of cash, receivables, marketable securities and payables, are valued as noted below:

Cash, receivables, and payables - carrying amounts of these items are reasonable estimates of their fair value due to their short term nature.

Marketable securities - the fair value is estimated from quoted market prices for these or similar investments.

Note 11. Concentration of Credit Risk

Financial instruments, which potentially subject the Firm to concentration of credit risk, consist principally of cash and marketable securities.

The Firm places its cash with high credit quality institutions. At times such amounts may be in excess of the FDIC insurance limits. As of September 30, 2008, excess amounts over the FDIC insurance limits was $388,536.

Marketable securities consists of an equity security and money-market funds.

Note 12. Contingencies

The Firm clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Firm and the clearing broker, the clearing broker has the right to charge the Firm for the losses that result from a counterpart's failure to fulfill its contractual obligations.

As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this right. The Firm believes that, since it only trades with customer invested funds, the risk of loss is remote. The Firm made no payments to the clearing broker related to this guarantee in 2008, and has recorded no liabilities with regard to the commitment as of September 30, 2008.

In addition, the Firm has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Firm's clearing broker monitors the credit standing of all counterparties with which it conducts business.

JPM

J.P. McANDREW & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on
Supplementary Information Required By
SEC Rule 17a-5

November 11, 2008

To the Members
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

We have audited the accompanying financial statements of Burke, Lawton, Brewer & Burke, LLC for the year ended September 30, 2008, and have issued our report thereon dated November 11, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.P. McAndrew & Company, PC

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118 • Tel: 215-247-1804 • Fax: 215-247-1867

Schedule I

Burke, Lawton, Brewer & Burke, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2008

Net Capital		
Total members' equity		$882,132
Add		
Subordinated borrowings allowable in computation of net capital		200,000
Total capital and allowable subordinated borrowings		1,082,132
Deductions and/or charges		
Non-allowable assets		
Property and equipment	$49,660	
Prepaid expenses and miscellaneous receivables	75,207	124,867
		957,265
Less securities haircut pursuant to Rule 15c 3-1		
Other - NASDAQ stock	$5,687	5,687
Net capital		$951,578
Aggregate Indebtedness		
Items includes in statement of financial condition		
Accounts payable, accrued expenses, other liabilities and related party payable		$29,033
Total aggregate indebtedness		$29,033
Computation of basic net capital requirement		
Minimum net capital required (based on aggregate indebtedness)		1,936
Minimum dollar required of reporting broker or dealer		250,000
Net capital requirement		$250,000
Net capital in excess of minimum required		$701,578
Ratio of aggregate indebtedness to net capital		.03051 to 1

Burke, Lawton, Brewer & Burke, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2008

Reconciliation to the Firm's computation as of September 30, 2008, net capital as reported	$950,678
To offset prepaid taxes with accrued taxes	900
Net capital per above	$951,578

Statement pursuant to paragraph (d) (4) of Rule 17a-J: Reconciliation of Focus Report

No material differences exist between the amount above and the computation by Burke, Lawton, Brewer & Burke, LLC in Part II-A of the Focus Report on Form X-17A-5 at September 30, 2008.

JPM

J.P. McANDREW & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

November 11, 2008

To the Members
Burke, Lawton, Brewer, & Burke, LLC
Spring House, Pennsylvania

In planning and performing our audit of the financial statements of Burke, Lawton, Brewer & Burke, LLC (the "Firm") as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118 • Tel: 215-247-1804 • Fax: 215-247-1867

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operations of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, The Securities and Exchange Commission, The Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by any other than these specified parties.

J. P. McCandless & Company, PC

END